170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL PARTNERS WITH COLUMBIA UNIVERSITY MEDICAL CENTER
FOR SPORT FEASIBILITY AND VALIDATION STUDIES

TORONTO (September 28, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces it has entered into an agreement with Columbia University Medical Center for feasibility and validation studies to support regulatory application for its SPORT Surgical System. These studies, to be performed in Columbia’s surgical simulation center, are expected to commence in the fourth quarter of 2017 and continue into 2018.

David McNally, President and CEO of Titan Medical, said, “We are honored to partner with another leading academic medical center in Columbia University Medical Center, a New York Presbyterian Hospital for continued feasibility and validation studies for the SPORT system. Considered as one of the leading U.S. Hospitals, Columbia University Medical Center provides global leadership in scientific research, health and medical education and patient care. Through this collaboration, Titan’s SPORT system will be installed at the Roy and Diane Vagelos Education Center, a brand new state-of-the-art medical and graduate education center with full access to laboratory facilities as well as Columbia’s multi-specialty and world-renowned surgeons.”

“With the signing of this agreement, I am glad to announce that Titan has delivered on its critical milestone of establishing formal collaborations with three strategic centers of excellence. Following the agreements with Florida Hospital Nicholson Center, IHU Strasbourg and now, Columbia University Medical Center, we eagerly look forward to continuing the feasibility studies in the fourth quarter of 2017,” added Mr. McNally.

Arnold Advincula, M.D., Chief of Gynecology (GYN) Specialty Surgery Division at Columbia, said, “Single port robotic surgery has tremendous potential to be the next frontier in GYN and other surgical specialties. We are excited to be partnering with Titan Medical in shaping the future of single port robotic surgery during critical development phases of their SPORT system. We have the expertise and facilities to provide valuable input during the development process.”

About the Columbia University Medical Center, New York, New York

Columbia University Medical Center provides international leadership in basic, preclinical, and clinical research; medical and health sciences education; and patient care. The medical center trains future leaders and includes the dedicated work of many physicians, scientists, public health professionals, dentists, and nurses at the College of Physicians and Surgeons, the Mailman School of Public Health, the College of Dental Medicine, the School of Nursing, the biomedical departments of the Graduate School of Arts and Sciences, and allied research centers and institutions. Columbia University Medical Center is home to the largest medical research enterprise in New York City and State and one of the largest faculty medical practices in the Northeast. The campus that Columbia University Medical Center shares with its hospital partner, New York-Presbyterian, is now called the Columbia University Irving Medical Center. For more information, visit cumc.columbia.edu or columbiadoctors.org.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing theSPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

# # #